Global Markets & Investment Banking

4 World Financial Center - 5th Floor
New York, New York 10080

212-449-6500

April 3, 2006

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:	Goodman Global, Inc.
Common Stock

Registration Statement No. 333-131597

Gentlemen:

We hereby join the Company in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 P.M. on April 5, 2006, or as soon thereafter as possible, pursuant to Rule 430A.

In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated March 22, 2006.

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	14,557
Dealers	26
Individuals & Corporations	1,643
MLPF&S Inc. Branch Offices	4,630

	20,877	Copies

Very truly yours,

J.P. MORGAN SECURITIES INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
GOLDMAN, SACHS & CO.
As Representatives

BY:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:
Palma Mazzolla
Authorized Signatory